EXHIBIT (a)(1)(J)


                                                              July 10, 2000


 FOR IMMEDIATE RELEASE                     FOR FURTHER INFORMATION CONTACT:
                                                        DANIEL M. JUNIUS OR
                                 TIMOTHY D. ALTHOF AT (978) 448-6111 (NEBS)
                                                                         OR
                                JAMES S. BURY AT 612-979-1700 (PREMIUMWEAR)


       NEW ENGLAND BUSINESS SERVICE, INC. ACCEPTS SHARES FOR PAYMENT,
        EXTENDS TENDER OFFER FOR PREMIUMWEAR, INC. TO JULY 12, 2000


      GROTON, MA -- July 10, 2000 -- New England Business Service, Inc. (NYSE:NEB) today announced that its wholly owned subsidiary, Penguin Sub, Inc., has accepted for purchase and payment, pursuant to its pending tender offer for all of the outstanding shares of the common stock of PremiumWear, Inc. (NASDAQ: WEAR), at $13.50 per share net to the seller in cash, all shares of PremiumWear common stock which were validly tendered and not withdrawn as of 5:00 p.m., New York City Time, on July 7, 2000, and that the tender offer has been extended.

      NEBS believes that approximately 2,107,205 PremiumWear shares, or 82% of the outstanding PremiumWear shares on a fully diluted basis, were validly tendered pursuant to the tender offer and not withdrawn as of 5:00 p.m., New York City Time, on July 7, 2000.

      The tender offer, which commenced on June 9, 2000, and was scheduled to expire at 5:00 p.m., New York City Time, on Friday, July 7, 2000, has been extended to 5:00 p.m., New York City Time, on Wednesday, July 12, 2000, unless further extended, to allow PremiumWear stockholders who did not previously tender their shares pursuant to the tender offer to do so.

      New England Business Service, Inc. is a leading business-to-business provider with 2.5 million active small business customers in the United States, Canada, the United Kingdom and France. NEBS supplies a wide variety of business products and services which are marketed through direct mail, telesales, a direct sales force, dealers and the Internet. More information about New England Business Service, Inc. is available at its Web site at http://www.nebs.com.